November 12, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Ronald E. Alper

Re: North Bay Resources Inc. (the “Company”)
PRE 14C
Filed October 31, 2014
File No. 000-54213

Dear Mr. Alper;

Pursuant to our phone conversation on November 10, 2014, we hereby confirm that we will withdraw the registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Staff”) on October 14, 2014, file number 333-199289 (the “Registration Statement”).  Accordingly, we will revise our DEF 14C when filed to delete entirely the disclosure pertaining to the Registration Statement, as it is no longer applicable.

Attached is a PDF file showing the revised portion of the document with the sections that have been deleted.

As further discussed in our phone conversation today, this is a time sensitive filing that we would like to expedite, as we are required to wait 20 days from the date the information statement is mailed to shareholders before we can effect the increase in our authorized by filing our amendment with the Secretary of State in Delaware.

Sincerely,

/s/ Perry Leopold
Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (212) 930-9725
      Gregory Sichenzia, Esq.